UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO.1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           National Datacomputer, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.08 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                    63563D504
                                 (CUSIP Number)

                                  Bruna Bucacci
                           National Datacomputer, Inc.
                             900 Middlesex Turnpike
                         Billerica, Massachusetts 01821
                                 (978) 663-7677

                                 With copies to:

                              Neil H. Aronson, Esq.
                 Mintz Levin Cohn Ferris Glovsky and Popeo P.C.
                              One Financial Center
                                Boston, MA 02111
                                 (617) 542-6000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 23, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

===================                                           ==================
CUSIP NO. 63563D504             SCHEDULE 13D                  PAGE 2 OF 11 PAGES
===================                                           ==================
================================================================================
     1       NAME OF REPORTING PERSONS:

             Anthony Stafford
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
             (SEE INSTRUCTIONS)                                          (B) [ ]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Ireland
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       20,226,157
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     10,226,157
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             20,226,157
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

             (See Instructions)                                              [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             73.3%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

             IN
================================================================================

===================                                           ==================
CUSIP NO. 63563D504             SCHEDULE 13D                  PAGE 3 OF 11 PAGES
===================                                           ==================
================================================================================
     1       NAME OF REPORTING PERSONS:
             Conor Stafford

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
             (SEE INSTRUCTIONS)                                          (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Ireland and USA
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     2,500,000
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,500,000
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

             (See Instructions)                                              [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.1%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

             IN
================================================================================

===================                                           ==================
CUSIP NO. 63563D504             SCHEDULE 13D                  PAGE 4 OF 11 PAGES
===================                                           ==================
================================================================================
     1       NAME OF REPORTING PERSONS:
             Paula Stafford

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
             (SEE INSTRUCTIONS)                                          (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Ireland
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     2,500,000
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,500,000
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

             (See Instructions)                                              [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.1%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

             IN
================================================================================

===================                                           ==================
CUSIP NO. 63563D504             SCHEDULE 13D                  PAGE 5 OF 11 PAGES
===================                                           ==================
================================================================================
     1       NAME OF REPORTING PERSONS:
             Fiona Stafford

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
             (SEE INSTRUCTIONS)                                          (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Ireland
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     2,500,000
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,500,000
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

             (See Instructions)                                              [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.1%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

             IN
================================================================================

===================                                           ==================
CUSIP NO. 63563D504             SCHEDULE 13D                  PAGE 6 OF 11 PAGES
===================                                           ==================
================================================================================
     1       NAME OF REPORTING PERSONS:
             Ronan Stafford

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
             (SEE INSTRUCTIONS)                                          (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Ireland
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     2,500,000
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,500,000
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

             (See Instructions)                                              [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.1%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

             IN
================================================================================

This Amendment No. 1 to Schedule 13D (the "Amendment") is being filed on behalf of Anthony Stafford, Conor Stafford, Paula Stafford and Ronan Stafford (together the "Reporting Persons") and amends the Schedule 13D filed on February 3, 2007. This Amendment is being filed to accurately reflect that the Reporting Persons do not share any dispositive power over the shares of common stock held by each of the Reporting Persons as described herein.

Item 1.  Security and Issuer
         -------------------

The statement on Schedule 13D relates to the common stock, par value $0.08 per share (the "Common Stock"), of National Datacomputer, Inc., a Delaware corporation ("NDI"). The principal executive offices of NDI are located at 900 Middlesex Turnpike, Billerica, Massachusetts 01821.

Item 2.  Identity and Background
         -----------------------

(a) Name:

This Schedule 13D is being filed jointly by Anthony Stafford and his four children, Conor Stafford, Paula Stafford, Fiona Stafford and Ronan Stafford. The Reporting Persons are citizens of Ireland, but Conor Stafford is a citizen of both Ireland and the United States.

(b) Residence or Business Address:

The business and mailing address for the Reporting Persons is:

c/o Codec Systems Limited
Hyde House, Adelaide Road
Dublin 2, Ireland

(c) Principal Occupation or Employment:

Anthony Stafford, Chairman
Codec Systems Limited
Hyde House, Adelaide Road
Dublin 2, Ireland

Conor Stafford, Solicitor
McCann Fitzgerald Solicitors
Riverside One
Sir John Rogerson's Quay
Dublin 2, Ireland

Paula Stafford, Pharmacist
McCabe's Pharmacy
Clarehall Shopping Centre
Unit 1 & 2 Clarehall S.C., Malahide
Dublin 17, Ireland

Fiona Stafford, Solicitor, Legal Counsel
Codec Systems Limited
Hyde House, Adelaide Road
Dublin 2, Ireland

Ronan Stafford, Chief Executive Officer
Codec Systems Limited
Hyde House, Adelaide Road
Dublin 2, Ireland

(d) Criminal Proceedings:

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) Citizenship:

The Reporting Persons are citizens of Ireland, but Conor Stafford is a citizen of both Ireland and the United States.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

The consideration of an aggregate of $400,000 to purchase an aggregate of 20,226,157 shares of NDI's Common Stock was provided to the NDI using the personal funds of the Reporting Persons.

Item 4.  Purpose of Transaction
         ----------------------

On January 23, 2007, the Reporting Persons purchased an aggregate of 20,226,157 unregistered shares of Common Stock at a price of $0.0197764 per share. The purchase was made in connection with NDI's purchase of (and sale to, among others, the Reporting Persons) certain shares of Common Stock previously held by Capital Bank Grawe Gruppe AG. As a result of the overall purchase and sale of the shares held by Capital Bank Grawe Gruppe AG, there are no longer any outstanding shares of NDI's preferred stock, $0.001 par value per share. In addition, in connection with such transaction, NDI sold its inventory accounting line of business to A.S.T, Inc., an entity that facilitated the transaction. Except as set forth in this Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer or disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer;

(c)  A sale or transfer of a material amount of assets of the issuer;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f)  Any other material change in the issuer's business or corporate structure;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

(a) Aggregate Number and Percentage of Class of Securities:

The Reporting Persons may be deemed to beneficially own an aggregate of 20,226,157 shares of Common Stock, representing approximately 73.3% of the outstanding shares of Common Stock based upon the 27,599,047 shares of Common Stock reported by the issuer to be outstanding in its Preliminary Proxy Statement filed with the SEC on January 26, 2007.

Anthony Stafford has voting control (but not dispositive power) over all of such shares and thus is deemed to beneficially own 20,226,157 shares of Common Stock, representing approximately 73.3% of the outstanding shares of Common Stock. Notwithstanding the foregoing, each of the Reporting Persons has sole power to dispose of his or her respective shares of Common Stock and each of Anthony Stafford's four children is deemed to beneficially own 2,500,000 shares of Common Stock, representing approximately 9.1% of the outstanding shares of Common Stock.

(b) Number of Shares to which the Reporting Persons have:

         (i) Sole power to vote or to direct the vote:

            Anthony Stafford: 20,226,157
            Conor Stafford: 0
            Paula Stafford: 0
            Fiona Stafford: 0
            Ronan Stafford: 0

         (ii) Shared power to vote or to direct the vote:

            Anthony Stafford: 0
            Conor Stafford: 0
            Paula Stafford: 0
            Fiona Stafford: 0
            Ronan Stafford: 0


         (iii) Sole power to dispose or to direct the disposition of:

            Anthony Stafford: 10,226,157
            Conor Stafford: 2,500,000
            Paula Stafford: 2,500,000
            Fiona Stafford: 2,500,000
            Ronan Stafford: 2,500,000

         (iv) Shared power to dispose or to direct the disposition of:

            Anthony Stafford: 0
            Conor Stafford: 0
            Paula Stafford: 0
            Fiona Stafford: 0
            Ronan Stafford: 0

(c) Recent Transactions:

Other than as described above, no transactions in the NDI's Common Stock have been effected during the past sixty days by the Reporting Person.

(d) Right to Receive Dividends:

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this Schedule 13D.

(e) Cessation of Beneficial Ownership:

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person and any other person, with respect to any securities of NDI.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

None.

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 14, 2007



         /s/ Bruna A. Bucacci, Attorney-In-Fact
         -------------------------------------------------------------------
         Bruna A. Bucacci, Attorney-In-Fact, on behalf of Anthony Stafford

         /s/ Bruna A. Bucacci, Attorney-In-Fact
         -------------------------------------------------------------------
         Bruna A. Bucacci, Attorney-In-Fact, on behalf of Conor Stafford

         /s/ Bruna A. Bucacci, Attorney-In-Fact
         -------------------------------------------------------------------
         Bruna A. Bucacci, Attorney-In-Fact, on behalf of Paula Stafford

         /s/ Bruna A. Bucacci, Attorney-In-Fact
         -------------------------------------------------------------------
         Bruna A. Bucacci, Attorney-In-Fact, on behalf of Fiona Stafford

         /s/ Bruna A. Bucacci, Attorney-In-Fact
         -------------------------------------------------------------------
         Bruna A. Bucacci, Attorney-In-Fact, on behalf of Ronan Stafford